UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Grain Dealers Brewery, LLC

2. **Form:** LLC

3. **Jurisdiction of Incorporation/Organization:** North Carolina

4. **Date of organization:** May 9, 2019

5. **Physical address of issuer:** 2965 Hobson Road, Dunn NC 28334

6. **Website of issuer:** https://www.GrainDealersBrewery.com

7. **Is there a co-issuer?** No

8. **Name of co-issuer:** N/A

9. **Form:** N/A

10. **Jurisdiction of Incorporation/Organization:** N/A

11. **Date of organization:** N/A

12. **Physical address:** N/A

13. **Website:** N/A

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equaling 7% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** No

20. **Type of security offered:** Class C Units

21. **Target number of securities to be offered:** 31,250

22. **Price (or method for determining price):** $6.40

23. **Target offering amount:** $200,000.00

24. **Oversubscriptions accepted:** ☒ Yes ☐ No

25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $1,069,996.80

27. **Deadline to reach the target offering amount:** September 30, 2022

28. **Current number of employees with issuer and co-issuer:** 0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	-$203	-$203
Net Income	-$11,267	-$293

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GRAIN DEALERS BREWERY, LLC (Issuer)

By: _____
          Wesley T. Johnson, President and Chief Executive Officer

Date:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: _____	By: _____
Wesley T. Johnson, Manager	Jerry Lee Honeycutt, II, Manager
Date:	Date:

March 31, 2022



Grain Dealers Brewery, LLC

Up to $1,069,996.80 of Class C Units

Grain Dealers Brewery, LLC ("Grain Dealers," "the company," "we," or "us"), is offering a minimum amount of $200,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,069,996.80 (the "**Maximum Offering Amount**") of Class C Units of the company (the "**Units**", or "**Class C Units**" or "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Vicinity, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE .

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.graindealersbrewery.com .

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://vicinitycapital.com.

The date of this Form C is March 31, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulation, a restaurant and event venue. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

The Company is located at 2965 Hobson Road, Dunn, NC 28334, United States.

The Company's website is https://www.graindealersbrewery.com

The Company plans to conduct business in North Carolina.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://marketplace.vicinitycapital.com/offers/PreviewOffers/OTAzMjg=.

The Offering

Minimum Amount of the Securities Offered	31,250
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	31,250
Maximum Amount of the Securities Offered	167,187
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	167,187
Price Per Security	$6.40
Minimum Individual Purchase Amount	$480
Offering Deadline	September 30, 2022
Use of Proceeds	See the "use of proceeds" herein.

Voting Rights	1 vote per Unit; however, the voting rights of Members of the Company (including holders of Class C Units) is significantly limited. See "The Offering and the Securities".
Transfer Restrictions	In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Units are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) as set forth in the Company's Operating Agreement. The Company also has the right to repurchase units in the event the holder is or becomes subject to certain disqualification events related to our brewery business. "The Offering and the Securities".

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$480	$33.60	$446.40
Target Offering Amount	$200,000	$14,000	$186,000
Maximum Offering Amount	$1,069,996	$74,900	$995,096

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Company intends to engage in rolling closes after the minimum and other conditions are met. There will be an additional fee of $200 per closing, in addition to any other third party fees that may result as of the additional closing request.
(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our company is brand new and has no operating history.

The company was formed as a North Carolina Limited liability company in May 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors; actual capital expenditures required to bring the Company's products and services to market; market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced; the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations; change in federal or state laws and regulations;
- timing and number of strategic relationships that are established; loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Local ordinance on building condition

The current state of the proposed building to be purchased has the City of Dunn concerned about the potential timing of condemnation proceedings. Depending on the rate at which funds are raised, the need could arise to proceed with condemnation hearings on the property. Avoiding the potential resulting requirement to demolish the building would require a change in ownership, possibly to the City of Dunn. Once owned by the City of Dunn it could be possible that the building could not be purchased back at the same price or without additional stipulations to its use or condition. In the most unlikely scenario that the building is torn down there would be additional costs incurred to build a similarly sized building for the purpose of this business.

Building Acquisition

The Company does not currently own the building and may not be able to execute the business plan or would have significant changes required if unable to acquire.

Execution Risk

This project requires significant redevelopment work to use the building for any purpose, including the intended purpose within our business plans. If the Company is unable to complete this work, we will not be able to operate as intended or at all.

Competition from other businesses

The Company intends to operate as a brewery and will compete in a competitive market with several regional craft breweries, including Fainting Goat, Crossbones Brewing, Belleau Wood Brewing, Vicious Fishes and many others. Subject to our receipt of the required licenses, permits, certificates, exemptions and government approvals, we also intend to operate a restaurant in competition with a range of competing local and regional restaurants of similar size, concept, menus and offerings. Both the brewery and restaurant markets are highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, legal and regulatory requirements, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company's malt beverage products will also compete generally with other alcoholic beverages. The Company will compete with other alcoholic and non-alcoholic beverage companies not only for consumer acceptance and loyalty, but also for shelf and tap space in retail establishments and for marketing focus. The Company intends, at present, to self-distribute its malt beverage products to retailers on a limited basis and subject to the North Carolina ABC Commission's (the "ABC Commission") rules allowing same. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to potential commercial or retail purchasers may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the brewing industry has seen continued consolidation among breweries in order to take advantage of cost savings opportunities for supplies, distribution and operations.

To the extent Company has excess brewing capacity once its facilities and operations are established, and all required permits, licenses, and government approvals have been obtained, Company intends to offer contract brewing services to other breweries and brands that are not affiliated with Company, which may including but not be limited to brewing, bottling, canning, kegging, sales, and distribution of those malt beverage products brewed by Company for third parties on a contract basis. These decisions relative to contract brewing operations will be made on a case-by-case basis and cannot be accurately or predictably forecast at this time. However, due to the increased leverage and competition in the marketplace, the costs to the Company of competing could increase and the availability of its own contract brewing capacity could be reduced. The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller breweries to maintain their market presence or enter new markets. These potential increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that keep pace with evolving industry standards, and respond to changing customer requirements. The Company's future growth may be limited by its ability to continue to increase its market share in local markets that may be dominated by one or more regional or local breweries. The development of new products by the Company may lead to reduced sales in the Company's other products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into new brewing contracts with third party-owned breweries on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries, should production at the Company's owned brewery miss targets, and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

The Company is obligated to indemnify its management

Managers of the Company and other persons who exercise management authority (referred to in the Operating Agreement as "Company Officials") owe certain duties to the Company in connection with their service to the Company. These duties are the duty of care and loyalty and are generally referred to as "fiduciary duties". These fiduciary duties impose on Managers and Company Officials an obligation to act with due care, diligence and in the best interest of the Company and its owners. Notwithstanding the foregoing, Managers and Company Officials are not liable to the Company or any of its owners for any act or omission if they acted in good faith reliance on the provisions of the Operating Agreement and their acts or omissions do not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. In addition, the Company is obligated to indemnify Managers of the Company and Company Officials for actions or omissions to act by such Company Officials and Managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company if such Managers and Company Officials acted in good faith and in a manner reasonably believed by such Managers and Company Officials to be in, or not opposed to, the best interests of the Company, and (y) such Manager's and Company Official's conduct did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach or a knowing violation of the provisions of this Agreement by such managers and Company Officials. To fulfill its obligation to indemnify a Manager or Company Official, the Company must reimburse or advance expenses such Managers or Company Officials may incur associated with or in defense of charges, claims or legal actions arising from such person's position as a Company Official or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents, which could subject the Company to additional risks relating to branding, re-branding, or potential infringement of third party intellectual property rights. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims asserting that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits

The Company intends to operate in the highly regulated alcoholic beverage industry. In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, certificates, exemptions and other governmental approvals to permit the activities contemplated by the business model. Once the Company has acquired the physical building, equipment, capital, and local approvals required to support its intended operations, the Company will begin the process to apply for the required Federal and North Carolina alcoholic beverage licenses, permits, certificates, exemptions, and regulatory and governmental approvals that are necessary to operate. While the Company believes it will be successful in obtaining those licenses, permits and approvals, there is no guarantee that the required licenses, permits, certificates, exemptions and approvals will ever be obtained or when they will be obtained – and, denials or delays resulting from either of these situations could result in a loss of your investment. Assuming the required licenses, permits, certificates, exemptions and approvals are obtained, any violation, even if inadvertent, of the rules and requirements associated with those licenses, permits, certificates, exemptions and approvals could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's license(s) to operate the subject business.

We have the right to buy your Ownership Interests to ensure compliance with Federal and State ABC legal and regulatory requirements

North Carolina has a three-tier system in place that generally requires the company wishing to manufacture and sell alcoholic beverage products (tier 1) to sell and ship only to wholesalers (tier 2) who may sell only to retailers (tier 3). Certain exceptions and exemptions to those general rules exist or may be granted by the ABC Commission, on a case-by-case basis, but can never be guaranteed. The rules and regulations underlying this general statement also create restrictions on who can invest in our Company, particularly if you already own or hold any direct or indirect interest in other wholesale or retail business ventures that are licensed or regulated by the ABC Commission.

Among other things, North Carolina law prohibits the issuance of an ABC permit to anyone: (i) convicted of a felony within three years and, if convicted of a felony before then, who has not had his or her citizenship restored; (ii) convicted of an alcoholic beverage offense within two years; (iii) convicted of a misdemeanor controlled substance offense within two years; (iv) with an alcoholic beverage permit revoked within three years, except where revocation was based solely on a permittee's failure to pay certain annual registration and inspection fees; (v) with, whether as an individual or as an officer, director, shareholder or manager of a corporate permittee, an unsatisfied outstanding final judgment that was entered against him or her under Article 1A of Chapter 18B of the North Carolina General Statutes; or (vi) who is not current in filling all applicable tax returns to the State of North Carolina and in payment of all taxes, interest, and penalties that are collectible under North Carolina law. The terms "convicted" or "conviction" include scenarios where a person has been found guilty, or has entered a plea of guilty or nolo contendere, and judgment has been entered.

It is your responsibility to assess and determine whether or not you meet the threshold qualifications for ownership within the Company as established by the ABC Commission and applicable law. When executing your subscription agreement (and by signing the joinder to the Operating Agreement), you must represent and warrant that you (i) do not have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, and (ii) do not have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, and (iii) do not have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, and (iv) are not subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation, including but not limited to the disqualifications stated in the paragraph above. Furthermore, you will covenant, if requested by the Company, to timely and expeditiously complete any applications, questionnaires and to provide any documentation or information that may be required in connection with Company's efforts to obtain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals. You will also covenant and consent to provide all personal information required to obtain or maintain such licenses, permits, certificates, exemptions and approvals. In addition, you must agree that if your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right.

Interest Owners could be subject to alcohol taxes and penalties for non-compliance by management

There are strict Federal and North Carolina rules for when and how alcohol is taxed, and when and how those taxes are paid to federal, state and local taxing authorities. If the Company does not follow all applicable rules for the timing, calculation and payment of taxes due, whether intentional or not, the Company, and potentially the individual owners of the Company, could be assessed certain civil or criminal penalties, fines, and interest (collectively "Tax Penalties and Interest"). Before making an investment in the Company, you are urged to consult with your own individual attorney or tax advisor concerning your own potential personal liability and risks that may stem from any such Tax Penalties and Interest.

The Interest Owners, in their individual capacity, could potentially be held liable if the Company fails to pay its federal, state and local alcohol taxes on time and in full, especially where the Company does not have sufficient monetary funds on hand to cover those tax obligations and any associated Tax Penalties and Interest. While the Company is prepared to pay alcohol taxes in compliance with the law, if you are not comfortable with this potential liability, including the potential of having to provide additional cash should the situation arise, you should not invest.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for product inputs and distribution

For its brewery operation, the Company will purchase a substantial portion of the raw materials used in the brewing of its products and bottling and packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails or is unable to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company has no control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

Additionally, if in the future the Company finds it necessary to sell its malt beverages to third party wholesalers for sale and distribution to retailers, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of a future distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain any such future distribution network or secure additional distributors on terms favorable to the Company. Further, in that event, Company will be required to comply with North Carolina beer franchise laws, and potentially others, which may subject the Company, its assets and its products to additional risks in light of the significant protections and rights afforded to wholesalers and distributors thereunder, at the expense of Company.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. The Company's operations are subject to certain hazards and liability risks faced by all breweries, such as potential contamination of ingredients or products by agents that may be wrongfully or accidentally introduced into products or packaging. These could result in unexpected costs to the Company, and in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as claims for product liability. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Regulatory environment and changes may adversely affect the Company

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a number of key personnel, primarily the CEO as site manager, general manager (restaurant & event space) and the hired head brewer. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. In addition, the Company's ability to produce revenues ultimately depends on its ability to commercialize its products and services and to expand into new markets. If the Company fails to establish successful marketing and sales capabilities, recruit or engage qualified employees and consultants, the Company's ability to generate revenues will suffer. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We lack sales and market recognition.

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products and services. Market acceptance and recognition generally require substantial time and effort. Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products and services will maintain the market acceptance.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering Class C Units in the amount of up to $1,069,996.80 in this offering, with a Target Offering Amount of $200,000. If the minimum amount is raised, the company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws.

Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our valuation and our offering price have been established internally and are difficult to assess.

Grain Dealers Brewery has set the price of its Class C Units at $6.40 per unit. The Offering price was not established in a competitive market. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional membership interests (wither including profit sharing interests), or other convertible securities may dilute the value of your holdings.

You should not invest if you disagree with this valuation. See "Dilution" for more information.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class C Units hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Operating Agreement imposes additional transfer restrictions on the Units. We also have certain rights to repurchase the Units upon the occurrence of certain disqualification events. Each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. In addition, all of our equity securities are subject to additional transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) set forth in the Company's Operating Agreement.

In addition, we have the right to repurchase your Units in the event that you (i) have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, or (ii) have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, or (iii) have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, or (iv) are subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation; or (v) if requested by the Company, you fail to timely and expeditiously complete any applications, questionnaires or to provide any documentation or information that may be required in connection with Company's efforts to obtain or maintain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals; or (vi) your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business. If any such buyout events occur, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right.

These restrictions on the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by our two founders, who also serve as our managers.

Prior to the Offering the Company's founders beneficially own 100% of the Class A Units, which equals almost

100% of the Company. The two founders hold both of the Manager positions and can only be removed, with or without cause, by a vote of a majority of the outstanding Class A Units. Our Operating Agreement gives significant control of the business to the Managers, and thus significantly limits Company actions that must be submitted to members for approval. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners will be able to exercise significant influence over matters requiring manager or owner approval, including the election of managers, removal of the two founders as Managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The founders may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner approval.

We have founder debt that may be repaid from proceeds of the offering.

We have a $20,000 line of credit with our founder, Wesley Johnson, which has a maturity date of March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The Company expects to take out additional advances under this arrangement to cover Offering expenses. The Company plans to use a portion of the proceeds from this Offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into Class A Units of the Company at fair market value of such shares at any time. If the loan is converted at the same valuation of this Offering (with a $6.40 per unit FMV), then the Company could issue up to   3,125 additional Class A Units (plus additional units to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to Interest Owners, including Investors in this Offering.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

Insufficient Distributions for Tax Purposes

The Company will be taxed as a partnership. Income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income and gain.

Limitation of Managers' Liability

The Company's Operating Agreement provides that the Managers and the Company Officials will not be liable to the Company or an Investor for any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, provided such action or failure to take action was taken or not taken in good faith reliance on the provisions of the Operating Agreement and did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. Therefore, you may have a more limited right of action against the Managers and Company Officials than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management

Our Managers have full responsibility for managing our Company. You will not be entitled to participate in the management or operation of the Company or in the conduct of its business. You may not vote your Securities in the election of the Company's Managers. Please consult the Operating Agreement for more details.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by North Carolina law. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including holders of Class A Units, who because they are Managers, have access to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Your ownership may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has entered into a $20,000 line of credit with its Founder, which is convertible at the option of the holder, into Class A units of the Company. Conversion of any outstanding principal or accrued interest into additional equity securities of the Company would further dilute the Units owned by the holders of the Securities.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all documents associated with this filing carefully and should consult with their own attorney and business advisor prior to making any investment decision.

Income Tax Risks

Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each investor's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to investors from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of an investor's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Securities and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulations, as a restaurant & event venue. Following issuance of any required licenses, permits and governmental authorizations, Grain Dealers Brewery, LLC intends to operate a brewery and own and maintain an on-site restaurant and entertainment venue. Grain Dealers Brewery, LLC may hire general managers and/or third party contractors to manage and oversee the day-to-day operations of its on-site restaurant and entertainment venue. Certain of these intended business operations may require Grain Dealers Brewery, LLC to pursue and obtain authorizations and exemptions from the ABC Commission, which are granted on a case-by-case basis, and are never guaranteed to be awarded. In the event Grain Dealers Brewery, LLC is not able to obtain the required licenses, permits, certificates, exemptions and other governmental approvals to operate its business as intended and described herein, its business strategy and planned operations may shift and change accordingly. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

Our Products and Services

We're creating the city of Dunn's first and only craft brewery with an adjoining restaurant space and entertainment venue. It will serve a previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we plan to utilize our restaurant space to offer a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and restaurant space will enclose a spacious courtyard where we plan to provide yard games and open-air seating. The courtyard is just the beginning of the entertainment though. We plan to build out a full concert stage and seating area to host live entertainment from all over. We anticipate this additional space will entertain guests and attract travelers in addition to providing additional revenue streams via ticket sales and venue rental.

Milestones and Timeline

We anticipate beginning this process upon receiving approximately $200,000 in funding, either through this offering, private placements, or other funding. From there we will purchase the building and begin with the primary renovations to the exterior walls and roof. This will take a couple of months followed closely by work on the electrical and plumbing components of the restaurant building. These aspects will allow us to meet Phase 1 requirements of offering the site as a venue rental. From there we will begin work on expanding the kitchen so that the building can be used for our restaurant space (Phase 2). After these goals have been met we will then proceed with building the new brewery building and venue space (Phase 3). The speed at which these phases are completed will be dependent on the rate and amount of fundraising achieved. It is the goal that all three phases will be completed within 1 to 2 years.

Competition

There is currently one taproom in Dunn and another microbrewery set to open soon as well. The closest brewery operation at the time we opened our raise is in Benson but the nearest brewery restaurant is 21 miles away in Fayetteville. We will be competing with these parties on the brewery and alcohol sales. The restaurant style and size will be unique to this area of Harnett County with the venue / stage offering additional unique features not commonly available. The venue rental will be unique relative to others in the area due to its size and unique character space.

Customer Base

There are approximately 52,000 people living within 10 miles of our site with 58,000 people basing by on Interstate 95 daily. Three target demographics: beer drinkers, entertainment seekers, and diners.

Supply Chain

Purchasing necessary brewing components from the many established suppliers in the state.
Hops & Barley inputs for beer, traditional food components for restaurant operation as indirect supply chain.

Intellectual Property

We do not currently own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. These laws and regulations include, but are not limited to, Chapter 18B of the North Carolina General Statutes, 14B NCAC 15A .0101 *et seq*. of the North Carolina Administrative Code, Title 26 of the United States Code, Title 27 of the United States Code, and 27 C.F.R. § 1.1 *et seq*.

Litigation

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount ($200K) Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount (~$1.07M) Raised
Intermediary Fees	7%	$14,000	7%	$74,900
Purchase	87.5%	175,000	23.4%	250,000
HVAC			18.7%	200,000
Brewery Building			9.3%	100,000
Upfit			21%	225,000
Operating Expenses & contingencies	5.5%	11,000	20.6%	220,096.80
Total	**100%**	**$200,000**	**100%**	**$1,069,996.80**

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

Purchase – Purchase of the property which includes approximately 1.37 acres of land with a 9,000 square foot historic warehouse building.

HVAC – The size and nature of the building will require a large HVAC system that will need to be located adjacent to the building in such a way as to limit its impact on the proposed separate brewery building as well as the proposed courtyard and stage space. This aspect of the buildout is separate as the building can be use during part of the year will less substantial heating & cooling requirements.

Upfit – The initial work will revolve around repairing wall structures and the roof to ensure a secure, weather tight shell. From here there will need to be work to provide basic power, light, and bathroom facilities to the building.
Next steps will be associated with the construction of a more robust parking area, a courtyard, and a outdoor performance stage. Additionally, the construction of a separate brewery building to house the brewing equipment will occur in a separate phase from the renovation of the historic building as the venue phase of the venture comes prior to the brewery phase.

Operating Expenses & contingencies – Standard operating expenses like insurance, staffing, permits, fees, marketing and legal expenses will all need to be covered. Some of these expenses have already been paid through the $20,000 line of credit established with the CEO of which as of March 23, 2022 approximately $10,236.95 has been used and will need to be repaid and will be paid out of offering proceeds if we reach the minimum offering amount.

General Overview:

- *If we raise the minimum amount through this raise, we'll use the funds to purchase the property and secure bank financing for initial work.*
- *If we obtain total capital from all sources of $750K, we expect to be able to open & operate the brewery along with the venue.*
- *If we obtain total capital from all sources $1M, we believe we will be able to operate all three main revenue sources: venue, brewery, and restaurant.*

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGERS AND COMPANY OFFICIALS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Wesley Johnson	President and CEO	Business consultant through TEcHonfidence since 2014 & environmental consultant through Wetland Solutions since 2017	Masters of Commercialization and Entrepreneurship, Masters of Environmental Management both from University of Auckland in New Zealand
Jerry Lee Honeycutt, II	Chief Financial Officer, Secretary and Treasurer	Insurance Agency Owner & Operator through H4 Insurance Services, Agent Alliance Group, & Cornerstone Employee Benefits	Bachelors Degree in Parks, Recreation and Leisure studies from University of Mount Olive

Wesley Johnson: Versed in commercialization and focused on community development, I strive to tie together modern digital tools with a range of business models. I was born and raised in Dunn to a family that's been in the area for over 300 years and includes direct lineage to one of the original entrepreneurs & ministers in Dunn. I attended the North Carolina School of Science & Mathematics, went on to Wake Forest University, and ultimately ended up in New Zealand where I received two Masters degrees. One of those degrees is a Masters of Commercialization & Entrepreneurship. During my time in NZ, I ended up working for Callaghan Innovation which is a pseudo-government agency tasked with developing innovative businesses. These experiences culminated in my current 'multipreneur' status which includes several businesses that I'm partner to but all revolve around the economic development of the greater Dunn area.

Lee Honeycutt is a Dunn native with strong business and personal ties to the community including surrounding counties. His entrepreneurial ventures into the world of insurance along with his philanthropic efforts through the Dunn Shriners have connected him to a wide range of people in the local and regional markets.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized securities consist of Class A Units, Class B Units and Class C Units. There is no cap on the number of authorized units of each class with the exception of Class B which can never exceed 15% of the Total Issued & Outstanding Company units (Class A Units + Class B Units + Class C Units).

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Units
Amount Authorized	unlimited
Amount Outstanding	500,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.75 %
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement
Company Rights of Repurchase	Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type	Class B Units (profits units)
Amount Authorized	no more than 15% of total Units outstanding
Amount Outstanding	1,250
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Profits Units	Class B Units are "profits interests" under the Internal Revenue Code. See the section "THE OFFERING AND THE SECURITIES" herein and within that section "Class B Units as Profits Interests" below.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.25%
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement or Award Agreement
Company Rights of Repurchase	Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type	Class C Units*
Amount Authorized	unlimited
Amount Outstanding	0
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	See below
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%
Rights to Distributions	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.
Transfer Restrictions	Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement
Company Rights of Repurchase	Subscription and Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

* Securities subject to the Offering.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 500,000 Class A units, 1,250 Class B units and 31,250 Class C Units will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Amended and Restated Revolving Promissory Note
Maximum Amount of Line of Credit	$20,000 maximum principal amount
Advances and Dates of Advances	$1,000 [March 14, 2022] $2,500 [March 9, 2022] $6 [March 2, 2022] $3,388 [March 1, 2022] $29.95 [February 17, 2022] $1,000 [February 7, 2022] $100 [February 3, 2022] $6 [February 1, 2022] $1,705 [January 27, 2022] $496 [January 4, 2022] $6 [January 2, 2022] The company expects to take out additional advances during the offering to cover offering expenses
Maturity Date	March 31, 2024
Interest Rate	1% per annum or the applicable federal rate in place at the time of each advance (if lower)
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Principal and Interest convertible into Class A Units at FMV (as determined by board) at election of the holder
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	May dilute ownership holders of Securities if converted. Wil be required to be repaid at maturity.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.10%*

* Assuming 3,125 shares of Class A Units are issued upon conversion of maximum principal amount ($20,000). This amount could vary depending on the total amount outstanding (including interest) and not repaid prior to conversion.

Outstanding Debt

As of the date of this Form C, the Company has no additional debt outstanding:

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Wesley Johnson	300,000 Class A Units*	59.85%
Lee Honeycutt	200,000 Class A Units	39.90%

*Excluded Class A Units that may be issued upon conversion of the outstanding note. If the full $20,000 (of principal without accounting of interest) was converted at the same price as the units being offered hereby, Wesley Johnson would own approximately 303,125 Class A Units, or approximately 60.10% of the Company (without giving effect to the issuance of units in this offering).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

Grain Dealers Brewery, LLC (the "**Company**") was incorporated on May 9, 2019 under the laws of the State of North Carolina, and is headquartered in Dunn, North Carolina.

The issuer does not have any revenue or costs of good to date as the building has not been put in use. Expenses to date have primarily included legal & professional and advertising & marketing in 2021 in the amounts of $9,201 and $1,839 respectively. Historical performance of the issuer has been primarily limited to organizational and project setup expenses and, as such, historic performance is not representative of expected future performance once the property is in use and the company is open to serve customers, producing revenue and associated operating expenses.

The reviewed financials display balance sheet activities for 2020 and 2021 of Owner's Investment of $293 and $11,267 respectively.

The purchase and buildout of the property in addition to the initial operating needs of the business is anticipated to require at least $1.07 million of capital, as detailed in the *Use of Proceeds*. Investor Class C Units, targeted to be raised by the Company through Regulation Crowdfunding will be a material source of capital. Another source of capital to be used in conjunction with the capital raised through Reg CF is a bank loan collateralized by the property.

Financial milestones of the project include:
- Obtain capital from Regulation Crowdfunding campaign to acquire the property and complete the basic fit-out of the property required to get it in use.
- Secure bank financing to the extent needed based on gap between anticipated costs and Reg CF capital raised.
- Complete the renovations and open the brewery and events space

Cash and Cash Equivalents

As of March 7, 2022 the Company had an aggregate of $0 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has engaged with their bank in regards to potential future access to additional outside sources of capital but those would rely in part on the initial proceeds from the Offerings.

Capital Expenditures and Other Obligations

The Company does intend to make several material capital expenditures in the near future including the purchase of real estate, the construction of buildings, and the acquisition of relevant operational equipment.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see reviewed financials for subsequent events and applicable disclosures in the Company's financial statements.

In addition, the company entered into a $20,000 line of credit with its founder, CEO and manager, which incurs interest at 1% (or the lowest applicable rate) for each advance thereunder and has a maturity date of March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. See "Uses of Proceeds."

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	500,000	$1,000	General Operations	January 1, 2021	Section 4(a)(2)
Class B Units	1,250	$0	N/A	March 24, 2022	Rule 701
Line of Credit* Subsequently amended and restated as of March 28, 2022	Up to $20,000	Up to $20,000	General Operations	March 14, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $200,000 (the "**Target Offering Amount**"), and is offering up to $1,069,996.80 (the "**Maximum Offering Amount**") of Class C Units of the company (the "**Units**", or "**Class C Units**" or "**Securities**") under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by September 30, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $480, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Vicinity LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with North Capital Private Securities until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via book entry in exchange for his or her investment as soon as practicable thereafter.

Once the Offering has remained open for at least 21 days, and the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

North Capital Private Securities **THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING**

OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities Being Offered and Rights of Securities of the Company

We request that you please review our organizational documents in conjunction with the following summary information. Capitalized terms that are not otherwise defined have the meanings set forth in the Operating Agreement.

At the initial closing of this Offering (if the minimum amount is sold), we will have 31,250 Units outstanding.

Distributions

The Company may make distribution of profits to the holders of the Securities or "Ownership Interests." The Company's Managers determine when and how distributions are made. All distributions of Distributable Operating Cash and/or of Capital Proceeds (including Change of Control Proceeds) shall be made to the Interest Owners in the following order of priority:

(1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and

(2) Second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

To the extent unobligated funds of the Company are available, the Managers shall use their best efforts to cause the Company to make cash distributions to each Interest Owner in an amount which, when taken together with other cash distributions made to such Interest Owner, would be sufficient to pay such person's anticipated U.S. federal and state income taxes on the Company's taxable income allocated to such Interest Owner assuming in each case that such Interest Owner is taxed at the highest applicable federal and NC rate for individuals.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Class B Units as Profits Interests

The Company intends to issue Class B Units to employees, consultants, independent contractors, service providers and strategic partners of the Company and any subsidiaries of the Company in exchange for services provided by such persons. Class B Units are "profits interests" under the Internal Revenue Code. Because the Class B Units are profits interests, holders of Class B Units are not entitled to receive any distributions of Company cash or other assets to the extent that such distributions are derived from the capital or profits of the Company that existed or were earned prior to the date the Class B Units were issued. For example, a holder of Class B Units issued after the date of this offering is not entitled to receive a distribution of cash the source of which is the capital received by the Company in this Offering. Further, if, at some time in the future, the assets of the Company are sold and the net proceeds of such sale are distributed to the Interest Owners, holders of Class B Units who received Class B Units when the Company's assets had the same value the Company received for its assets in such sale will not be entitled to receive as a distribution any portion of the net proceeds generated from such sale. If, however, the Company earns a profit from its operations after the date of issuance of certain Class B Units, the holder of such Class B Units would be entitled to receive its share of distributions made by the Company which are derived from such profits. Similarly, if the assets of the Company appreciate in value after the date of issuance of certain Class B Units, the holder of such Class B Units will be entitled to receive distributions of the net proceeds derived from the sale of such appreciated assets but only with respect to the portion of such distributions derived from the appreciation that occurred after the date of issuance of such Class B Units.

Capital Contributions

The holders of Ownership Interests are not required to make additional capital contributions following the Offering to the Company with the exception of if the scenario occurs as referenced in the section titled "RISK FACTORS" herein and within that section "Interest Owners could be subject to alcohol taxes and penalties for non-compliance by management."

Withdrawal

An Interest Owner is not permitted to withdraw any of its capital contributions to the Company and the Company is not required to make payments to a holder of Ownership Interests upon such holder's withdrawal from the Company.

Voting and Control

Except as specifically reserved to the Members, the Managers have all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by a majority of the Managers in accordance with the Operating Agreement constitutes approval of action by the Company and is binding on its Members.

No Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

Except with respect to amendments to the Operating Agreement that may alter an individual's or group of holders' rights in a manner that is disproportionally adverse, the Operating Agreement requires the approval of a Majority in Interest of the Members (including holders of Class A Units, Class B Units and Class C Units) voting as group, not separately as a class to:

- amend or modify the Operating Agreement,
- enter into any contracts or agreements between the Company and the Managers (or their affiliates) or determine compensation of the Managers and their affiliates (other than payment of reasonable compensation to the Managers for their provision of day-to-day services on behalf of the Company for services unrelated to their duties and responsibilities as Managers);
- dissolve the Company or approve any change of control of the Company.

In addition, a majority in interest of the Class A holders (without the vote of any other Members) may remove any Managers for cause or without cause and may fix the number of Managers (but not if it shall have the effect of shortening the term of any incumbent Manager).

Any action taken by any referenced group of Members shall be effective and valid if taken or approved by Members who own more than fifty percent (50%) of the Ownership Interests owned by all of such referenced group of Members.

The Company does not have any voting agreements in place.

Other than the Operating Agreement, the Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:

1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, or 3) as part of an Offering registered with the SEC

In addition, to transfer your Units, you must comply with the transfer restrictions outlined in your subscription agreement and the transfer restrictions in the Operating Agreement. The Operating Agreement prohibits transfers without the Company's consent except with respect to transfers to certain permitted transferees as defined in the Operating Agreement. In the event you wish to transfer your Units to anyone other than a permitted transferee or without the Company's consent, you must (1) provide the Company (and/or its assignee) a right to purchase all but not less than all of the Units you wish to transfer, (2) comply with any additional restrictions set forth in your subscription agreement and (3) conduct the transfer in a manner that is compliant with applicable securities laws. Any person receiving Units in the Company as a result of such transfer must sign a joinder and become party to the operating agreement.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

You will be required to represent and warrant that you (i) do not have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, and (ii) do not have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, and (iii) do not have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, and (iv) are not subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation, including but not limited to the disqualifications stated in N.C. Gen. Stat. § 18B-900. Furthermore, you will covenant, if requested by the Company, to timely and expeditiously complete any applications, questionnaires and to provide any documentation or information that may be required in connection with Company's efforts to obtain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals. You will also covenant and consent to provide all personal information required to obtain or maintain such licenses, permits, certificates, exemptions and approvals. In addition, you must agree that if your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Lastly, all equity securities are subject to certain drag-along provisions set forth in the Company's Operating Agreement which limit a minority holder from voting against the event of a change in control of the Company meeting the conditions of the drag-along provisions. Your rights to receive future securities issued as consideration in such transaction (in lieu of cash) may be limited in the event the Company determines that such issuance contravenes applicable securities laws.

Irrevocable Proxy; Reorganization into to SPV or CF SPV.

In the event the Managers determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, Class C Unit holders hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers in good faith to be advisable to consummate such reorganization.

Line of Credit

In March 2022, the company entered into a $20,000 line of credit, which incurs interest at 1% (or the lowest applicable rate) for each advance thereunder and had a maturity date of March 14, 2024. This original noted was amended and restated effective as of March 28, 2022 to document certain advances that had been made prior to the original date of issuance and to adjust the maturity date to March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into Class A Units of the Company at fair market value of such shares at any time. If the loan is converted at the same valuation of this offering (with a $6.40 per unit FMV), then the company could issue up to 3,125 additional Class A Units (plus additional units to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to Interest Owners, including investors in this Offering.

What it Means to be a Minority Holder

As an investor in Class C Units of the company, you will have limited rights to control the corporate actions of the company, including additional issuances of securities, company repurchases of securities.

Transfer Agent

The company will act as transfer agent and registrar for the Securities.

The Units will be issued in book-entry, uncertificated form.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional ownership interests or units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees receiving profits interests, or by conversion of certain instruments (e.g., convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFEs into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per unit.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its securities to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.